UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported):

August 5, 2019

Steadfast Income REIT, Inc.

(Exact Name of Registrant as Specified in its Charter)

Maryland	000-54674	27-0351641
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

18100 Von Karman Avenue, Suite 500

Irvine, California 92612

(Address of Principal Executive Offices, including Zip Code)

Registrant’s telephone number, including area code: (949) 852-0700

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement

SIR Merger

On August 5, 2019, Steadfast Income REIT, Inc. (“SIR” or the “Company”), Steadfast Apartment REIT, Inc. (“STAR”), Steadfast Apartment REIT Operating Partnership, L.P., STAR’s operating partnership (“STAR Operating Partnership”), Steadfast Income REIT Operating Partnership, L.P., the Company’s operating partnership (“SIR Operating Partnership”), and SI Subsidiary, LLC, a wholly owned subsidiary of STAR (“SIR Merger Sub”), entered into an Agreement and Plan of Merger (the “SIR Merger Agreement”). Subject to the terms and conditions of the SIR Merger Agreement, SIR will merge with and into SIR Merger Sub (the “SIR Merger”), with SIR Merger Sub surviving the SIR Merger, such that following the SIR Merger, the surviving entity will continue as a wholly owned subsidiary of STAR. In accordance with the applicable provisions of the Maryland General Corporation Law, the separate existence of SIR shall cease.

At the effective time of the SIR Merger and subject to the terms and conditions of the SIR Merger Agreement, each issued and outstanding share of the Company’s common stock (or a fraction thereof), $0.01 par value per share (the “SIR Common Stock”), will be converted into the right to receive 0.5934 shares of STAR’s common stock, $0.01 par value per share (the “STAR Common Stock”).

In addition, each share of SIR Common Stock, if any, then held by any wholly owned subsidiary of SIR or by STAR or any of its wholly owned subsidiaries will no longer be outstanding and will automatically be retired and cease to exist, and no consideration shall be paid, nor any other payment or right inure or be made with respect to such shares of SIR Common Stock in connection with or as a consequence of the SIR Merger.

SIR Agreement and Plan of Merger

The SIR Merger Agreement contains customary representations, warranties and covenants, including covenants prohibiting SIR and its subsidiaries and representatives from soliciting, providing information or entering into discussions concerning proposals relating to alternative business combination transactions after the SIR Go Shop Period End Time (as defined herein), subject to certain limited exceptions.

Pursuant to the terms of the SIR Merger Agreement, during the period beginning on the date of the SIR Merger Agreement and continuing until 11:59 p.m. New York City time on September 5, 2019 (the “SIR Go Shop Period End Time”), SIR and its subsidiaries and representatives may initiate, solicit, provide information and enter into discussions concerning proposals relating to alternative business combination transactions.

The SIR Merger Agreement also provides that prior to the SIR Stockholder Approval (as defined herein), the board of directors of SIR may withdraw its recommendation of the SIR Merger or make an Adverse Recommendation Change (as defined in the SIR Merger Agreement), subject to complying with certain conditions set forth in the SIR Merger Agreement.

The SIR Merger Agreement may be terminated under certain circumstances, including but not limited to, by either STAR or SIR (in each case, with the prior approval of their respective special committee, each comprised solely of certain independent directors of the respective board of directors) if the SIR Merger has not been consummated on or before 11:59 p.m. New York time on April 30, 2020, if a final and non-appealable order is entered prohibiting or disapproving the SIR Merger, if the SIR Stockholder Approval has not been obtained or upon a material uncured breach of the respective obligations, covenants or agreements by the other party that would cause the closing conditions in the SIR Merger Agreement not to be satisfied.

In addition, SIR (with the prior approval of its special committee) may terminate the SIR Merger Agreement in order to enter into an “Alternative Acquisition Agreement” with respect to a “Superior Proposal” (each as defined in the SIR Merger Agreement) at any time prior to receipt by SIR of the SIR Stockholder Approval pursuant to the terms of the SIR Merger Agreement.

STAR may terminate the SIR Merger Agreement at any time prior to the receipt of the SIR Stockholder Approval, in certain limited circumstances, including upon an Adverse Recommendation Change.

If the SIR Merger Agreement is terminated in connection with the SIR’s acceptance of a Superior Proposal or making an Adverse Recommendation Change, then SIR must pay to STAR a termination fee of (i)(A) $8,694,218 if such termination occurs no later than seven business days after (x) the SIR Go Shop Period End Time or (y) the end of the specified period for negotiations with STAR following notice (received within five business days of the SIR Go Shop Period End Time) that SIR intends to enter into a Superior Proposal or (B) $20,866,122 if it occurred thereafter and (ii) up to $2,000,000 as reimbursement for STAR’s Expenses (as defined in the SIR Merger Agreement).

The representations and warranties of the parties in the SIR Merger Agreement were made solely for purposes of the contract among the parties, and are subject to certain important qualifications and limitations set forth in confidential disclosure letters delivered by STAR and STAR Operating Partnership on the one hand, and SIR and the SIR Operating Partnership, on the other hand. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to stockholders.

The obligation of each party to consummate the SIR Merger is subject to a number of conditions, including receipt of the approval of holders of a majority of the outstanding shares of SIR Common Stock (the “SIR Stockholder Approval”), delivery of certain documents and legal opinions, the truth and correctness of the representations and warranties of the parties, subject to the materiality standards contained in the SIR Merger Agreement, the redemption by SIR of 1,000 shares of non-participating, non-voting convertible stock of SIR with a par value of $0.01 per share (the “SIR Convertible Stock”) and the redemption by STAR of 1,000 shares of non-participating, non-voting convertible stock of STAR with a par value of $0.01 per share (the “STAR Convertible Stock”), the effectiveness of the registration statement on Form S-4 to be filed by STAR to register the shares of the STAR Common Stock to be issued as consideration in the SIR Merger, and the absence of a SIR Material Adverse Effect or STAR Material Adverse Effect (as each term is defined in the SIR Merger Agreement).

The SIR Merger is not subject to a financing condition. Until the effective time of the SIR Merger, STAR and SIR are each permitted to continue paying distributions based on daily record dates and in amounts consistent with recent distributions.

The foregoing description of the SIR Merger Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the SIR Merger Agreement, which is filed as Exhibit 2.1 and is incorporated herein by reference. A copy of the SIR Merger Agreement has been included to provide stockholders with information regarding its terms and conditions, and is not intended to provide any factual information about STAR or SIR. The representations, warranties and covenants contained in the SIR Merger Agreement have been made solely for the benefit of the parties to the SIR Merger Agreement, and are not intended as statements of fact to be relied upon by the Company’s stockholders, but rather as a way of allocating the risk between the parties to the SIR Merger Agreement in the event the statements therein prove to be inaccurate. Statements made in the SIR Merger Agreement have been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the SIR Merger Agreement, which disclosures are not reflected in the SIR Merger Agreement attached hereto. Moreover, such statements may no longer be true as of a given date and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders. Accordingly, stockholders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of STAR or SIR. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the SIR Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Company acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this Current Report on Form 8-K not misleading.

Combined Company

On August 5, 2019, STAR also entered into an Agreement and Plan of Merger to acquire Steadfast Apartment REIT III, Inc. (“STAR III”). STAR’s proposed merger with STAR III is referred to herein as the “STAR III Merger”, and collectively with the SIR Merger, the “Mergers”. Both mergers stock-for-stock transactions whereby each of SIR and STAR III will be merged into a wholly-owned subsidiary of STAR. The consummation of STAR’s merger with SIR is not contingent upon the completion of the merger with STAR III, and the consummation of the merger with STAR III is not contingent upon the completion of STAR’s merger with SIR.

The combined company after the mergers (the “Combined Company”) will retain the name “Steadfast Apartment REIT, Inc.” Each merger is intended to qualify as a “reorganization” under, and within the meaning of, Section 368(a) of the Internal Revenue Code of 1986, as amended.

If the Mergers were to occur today, the Combined Company’s portfolio would consist of 71 properties in 14 states with an average effective rent of $1,158. Based on occupancy as of June 30, 2019, the Combined Company’s portfolio is expected to have an occupancy rate of 94%, an average age of 20 years and gross real estate assets of $3.3 billion.

Item 1.02	Termination of a Material Definitive Agreement.

Concurrently with the entry into the SIR Merger Agreement, the Company and Steadfast Income Advisor, LLC (“SIR Advisor”) entered into a termination letter agreement (the “Termination Agreement”), effective as of August 5, 2019. Pursuant to the Termination Agreement, the Amended and Restated Advisory Agreement, as amended, dated as of May 4, 2010, by and among the Company and SIR Advisor (the “Advisory Agreement”) will be terminated at the effective time of the SIR Merger. Also pursuant to the Termination Agreement, certain terms and conditions regarding SIR Advisor waived any disposition fee it otherwise would be entitled to pursuant to the Advisory Agreement related to the SIR Merger and confirms the disposition fee payable to SIR Advisor in the event the Merger Agreement is terminated and the Company consummates a different transaction that would entitle SIR Advisor to a disposition fee.

The Termination Agreement also provides that the Company, upon approval of the special committee of its board of directors, shall consent (which consent shall not be unreasonably withheld, delayed or conditioned) and shall take all necessary actions (including amending the SIR Merger Agreement) to provide for the Exchange (as defined below) if, pursuant to the SIR Merger Agreement, prior to consummation of the SIR Merger, Steadfast Apartment Advisor, LLC (“STAR Advisor”) requests that, in lieu of the incentive and performance fees provided for in the STAR Amended Advisory Agreement, STAR issue, at the closing of the SIR Merger, convertible stock (the “New Convertible Stock”) in exchange for the convertible stock currently owned by STAR Advisor such exchange, the “Exchange”).

The foregoing description of the Termination Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is filed as Exhibit 10.1 and is incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On August 6, 2019, the Company posted to its website (http://www.steadfastreits.com) a presentation prepared by the Company, STAR and STAR III containing certain information related to the proposed mergers. A copy of the presentation is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

The Company is also sending a letter to its stockholders regarding the matters disclosed in Item 8.01 of this Current Report on Form 8-K and the proposed Mergers. A copy of the stockholder letter is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein solely for purposes of this Item 7.01 disclosure.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), the information in this Item 7.01 disclosure, including Exhibits 99.1 and 99.2, and information set forth therein, is deemed to have been furnished and shall not be deemed to be “filed” under the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events.

Amended and Restated Share Repurchase Program

In connection with the transactions contemplated herein, on August 5, 2019, the Board approved the Amended and Restated Share Repurchase Program (the “Amended & Restated SRP”), which will become effective 30 days following the filing of this Current Report on Form 8-K and will apply beginning with repurchases made on the repurchase date (as defined in the Amended & Restated SRP) with respect to the third quarter of 2019. Under the Amended & Restated SRP, the Company will only repurchase shares of common stock in connection with the death or qualifying disability (as determined by the Board in its sole discretion) of a stockholder, subject to certain terms and conditions specified in the Amended & Restated SRP. The Company expects that the board of directors of the Combined Company will determine the terms of the share repurchase program at a later date following consummation of the SIR Merger. Except as set forth in this Current Report on Form 8-K, the material terms of the Amended & Restated SRP remain unchanged from those reported in the Company’s Annual Report for the year ended December 31, 2018, as filed with the SEC on March 15, 2019. The foregoing description of the Amended & Restated SRP does not purport to be complete and is subject to, and qualified by its entirety by, the Amended & Restated SRP that is filed as Exhibit 99.3 to this Current Report on Form 8-K, and incorporated herein by reference.

Amended and Restated STAR Advisory Agreement

Concurrently with the entry into the SIR Merger Agreement, STAR and Steadfast Apartment Advisor, LLC (“STAR Advisor”) entered into the Amended and Restated STAR Advisory Agreement (the “Amended STAR Advisory Agreement”), which shall become effective at the effective time of the earlier of the SIR Merger or the STAR III Merger. The Amended STAR Advisory Agreement will amend STAR’s existing advisory agreement, dated as of December 13, 2013, as amended, to lower certain fees and to change the form of consideration for the Investment Management Fee (as defined therein) so that such fees are paid 50% in cash and 50% in shares of common stock. In addition, the Amended STAR Advisory Agreement provides for substantially similar rights and obligations, including the addition of a Subordinated Incentive Listing Fee and Subordinated Share of Net Sales Proceeds (each as defined therein) to be payable to the STAR Advisor, which are comparable to the terms of the New Convertible Stock. Following consummation of the SIR Merger, the SIR Operating Partnership will be subject to the Amended STAR Advisory Agreement by virtue of being an operating partnership of the Combined Company.

The foregoing description of the Amended STAR Advisory Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended STAR Advisory Agreement, which is filed as Exhibit 99.4 and is incorporated herein by reference.

ADDITIONAL INFORMATION ABOUT THE SIR MERGER

In connection with the proposed SIR Merger, STAR will prepare and file with the SEC (i) a registration statement on Form S-4 containing a proxy statement/prospectus prepared by STAR and SIR, and other related documents. The proxy statement/prospectus will contain important information about the proposed SIR Merger and related matters. INVESTORS ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY STAR AND SIR, AS APPLICABLE, WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STAR AND SIR. Investors and stockholders of STAR and SIR may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by STAR and SIR with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by STAR and SIR with the SEC are also available free of charge on STAR’s and SIR’s website at www.steadfastreits.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

PARTICIPANTS IN SOLICITATION RELATING TO THE SIR MERGER

STAR and SIR and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the SIR’s stockholders, as applicable, in respect of the proposed SIR Merger. Information regarding STAR’s directors and executive officers can be found in STAR’s most recent Annual Report on Form 10-K filed on March 14, 2019. Information regarding SIR’s directors and executive officers can be found in SIR’s most recent Annual Report on Form 10-K filed on March 15, 2019. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed SIR Merger if and when they become available. These documents are available free of charge on the SEC’s website and from STAR or SIR, as applicable, using the sources indicated above.

Forward-Looking Statements

This report contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on management’s current expectations and beliefs and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; the Company can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, the risk that the proposed Mergers will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreements; the inability to obtain the SIR Stockholder Approval or the failure to satisfy the other conditions to completion of the proposed SIR Merger or STAR III Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Mergers; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of STAR or SIR; and other factors, including those set forth in the Risk Factors section of the Company’s most recent Annual Report on Form 10-K filed with the SEC, and other reports filed by the Company with the SEC, copies of which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of August 5, 2019, by and among Steadfast Apartment REIT, Inc., Steadfast Apartment REIT Operating Partnership, L.P., SI Subsidiary, LLC, Steadfast Income REIT, Inc. and Steadfast Income REIT Operating Partnership, L.P.*

10.1	Termination Agreement, dated as of August 5, 2019, by and between Steadfast Income REIT, Inc. and Steadfast Income Advisor, LLC.

99.1	Presentation dated August 6, 2019

99.2	Letter to Stockholders

99.3	Amended and Restated Share Repurchase Program

99.4	Amended and Restated STAR Advisory Agreement, dated as of August 5, 2019, by and between Steadfast Apartment REIT, Inc. and Steadfast Apartment Advisor, LLC

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

STEADFAST INCOME REIT, INC.

Date: August 6, 2019	By:	/s/ Kevin J. Keating
Kevin J. Keating
Chief Financial Officer and Treasurer